SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
Underground Solutions Inc
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
904323102
(CUSIP Number)
12/31/2010
(Date)
(Date of Event Which Requires Filing of this Statement)
          Check appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No.	904323102	13G/A	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. Identification Nos. of Above Persons (Entities Only)

Pictet Asset Management SA

The reporting person disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both managed by Pictet Asset Management SA.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pictet Asset Management SA - Switzerland

	5	SOLE VOTING POWER:

NUMBER OF		Pictet Asset Management SA: None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Pictet Asset Management SA: 56’818’182

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Pictet Asset Management SA: None

WITH	8	SHARED DISPOSITIVE POWER:

Pictet Asset Management SA: 56’818’182

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Pictet Asset Management SA: 56’818’182

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Pictet Asset Management SA: 8.02%

12	TYPE OF REPORTING PERSON:

Pictet Asset Management SA: IA

CUSIP No.	904323102	13G/A	Page	3	of	6 Pages
Item 1.
(a)	Name of Issuer:
Underground Solutions Inc
(b)	Address of Issuer’s Principal Executive Offices:
229 Howes Run Road Sarver, PA 16055 United States
Item 2.
(a)	Names of Person Filing:
Pictet Asset Management SA
(b)	Address of Principal Business Office or, if none, Residence:
Pictet Asset Management SA: 60 ROUTE DES ACACIAS GENEVA 73 SWITZERLAND CH-12 11
(c)	Citizenship:
Pictet Asset Management SA: Switzerland
(d)	Title of Class Securities: COMMON STOCK

(e)	CUSIP Number: 904323102
Item 3.
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
☐	Broker or dealer registered under Section 15 of the Act;

☐	Bank as defined in Section 3(a)(6) of the Act;

☐	Insurance company as defined in Section 3(a)(19) of the Act;

☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

☑	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

CUSIP No.	904323102	13G/A	Page	4	of	6 Pages
☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both are managed by Pictet Asset Management SA.
(a)	Amount Beneficially Owned:
Pictet Asset Management SA: 56’818’182
(b)	Percent of Class:
Pictet Asset Management SA: 8.02%
(c)	Number of shares as to which such person has:
Pictet Asset Management SA:
(i)	sole power to vote or to direct the vote: None

(ii)	shared power to vote or to direct the vote: 56’818’182

(iii)	sole power to dispose or to direct the disposition of: None

(iv)	shared power to dispose or to direct the disposition of: 56’818’182
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See answer to Item 2 (a)
Item 8. Identification and Classification of Members of the Group
Not applicable.

CUSIP No.	904323102	13G/A	Page	5	of	6 Pages
Item 9. Notice of Dissolution of the Group
     Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	904323102	13G/A	Page	6	of	6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/14/2011

/s/ David Cawthrow David Cawthrow
Chief Compliance Officer

/s/ Marc Tonnerre Marc Tonnerre
Senior Compliance Officer
AGREEMENT OF REPORTING PERSONS
     The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of the undersigned.

Pictet Asset Management SA

By:	/s/ David Cawthrow David Cawthrow, Chief Compliance Officer